
August 28, 2025

Ronald B. Kocak
VP Controller and Principal Accounting Officer
RenovoRx, Inc.
2570 West El Camino Real, Suite 320
Mountain View, California 94040

>   **Re: RenovoRx, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2024**
>   **File No. 001-40738**

Dear Ronald B. Kocak:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences